Summary Annual Report 2003

Understanding our customers' needs from every angle



Cincinnati Bell

Contents





to satisfy the total communications needs of our customers with the superior value of custom packages

No one understands the telecommunications needs of Greater Cincinnati people and businesses better than Cincinnati Bell. We always have. That's why so many customers choose and stay with us to help them connect and communicate. We give customers the ability to create customized packages of local, wireless, long distance and high-speed internet services at lower costs—and higher value—than purchasing these products and services separately. It's no wonder Cincinnati Bell has earned such a loyal following, winning six nationally recognized customer satisfaction awards in just three years. And it's why we remain the leader in local, long distance, wireless and data services for both businesses and consumers.



Understanding begins with total commitment to the customer: we build our business around customer needs. Combining innovative approaches to the market with a 130-year legacy of personal service, Cincinnati Bell gives today's consumers and business customers a thoroughly exceptional experience. This has resulted in a level of trust, satisfaction and loyalty practically unheard of in the industry.

This customer focus guides how we face the marketplace. All product and service lines converge under one executive, so there's never a question: the customers' needs come first. We do not have a "siloed" organization with competing agendas for local, wireless, DSL and so on, because these areas of business reflect needs that all customers share.

Yet every customer is also unique. That's why we offer a multiplicity of products and service options. Customers get to scale their relationship with us to whatever suits them best. Of course we encourage total engagement with Custom Connections℠, our suite of customized packages that combine local, long distance, wireless and DSL services.

The incentive: superior value combined with extraordinary customer service. The impact: consistently strong results, year after year.



Taking the total view of how people

We know our customers... and they know us

It's a 360° world. We see the complexity in people's lives—juggling home and work responsibilities, raising (and keeping tabs on) children, running a business, having fun with friends and the latest fads, staying healthy, meeting deadlines, running errands, striving to do well for themselves and their families. Our customers are connected and on the go. They work and play hard. Daily life revolves around keeping in touch. And that means relying on Cincinnati Bell.

People have come to expect exceptional services and treatment from Cincinnati Bell. We continue to earn that trust by putting their needs first. We have forged intimate connections with our customers—and helped them do the same.

Building business based on what people want

Growth in our business comes from recognizing opportunity and finding innovative ways to respond. For example, i-wireless℠ took a very different approach to the prepaid wireless market. Rather than focus on the credit-challenged, we focused on the youth market—with great success. Kids and teenagers are natural market innovators and early adopters, and very enthusiastic users of text messaging and other capabilities.

Our newly launched GSM/GPRS network allows us to bring advanced imaging and data capabilities to market, including the next generation of picture and video wireless phones. We built it because people want it—and the economics are compelling.







and businesses connect and communicate

Loyalty grows through understanding and innovation

In our business, loyalty is key. Choices keep proliferating for consumers and businesses. New entrants, such as cable telephony providers, are targeting our customer base. Strategies that mitigate or minimize churn are vital to ongoing success.

That's why our bundling strategy—creating custom packages that blend the best in local, long distance, wireless and high-speed Internet services—is so critical. Each individual service has to be highly competitive, but it's in their combination that the relationship is won.

Life is hectic enough. Even when seeking the latest in advanced telecom, people want simplicity. This means one bill for all their communication needs. This means having one reliable, trusted, familiar source for superior service. And here, this means Cincinnati Bell.









HYDE PARK
SQUARE

Knowing our marketplace

Complete Connections® Subscribers
(in thousands)



300
225
150
75
0
181
236
289
313
2000
2001
2002
2003

Opportunity begins at home

As a leader and familiar, trusted presence, Cincinnati Bell plays an important role in the community. Our people take pride in being personally accountable and involved in our community. Who we are is key to our strength as a business.

We are not just committed to or heavily invested in the Greater Cincinnati marketplace—it's everything to us. Here is where we thrive.

We continually seek ways to strategically grow our business and provide new and better services to our customers. And we continue to expand our geographic area as the metropolitan area itself expands, bringing local, long distance and wireless services to Mason, Lebanon and Dayton, Ohio.

Consumers want a single source

We conceived Complete Connections® as a way of building business and reducing churn. Its success points to how much people value simplicity in their complex lives. Forty-four percent of our residential access line customers subscribe, enjoying the comfort and







and what customers value

convenience of getting multiple telecom needs met with a single monthly bill at highly competitive rates. More customers sign on every day. Custom Connections,℠ which allows customers to tailor a mix of local, long distance, Internet and wireless services, is fast on the rise with a 9 percent share in its first year.

Big business, small business–we're all business

To more and more businesses, Cincinnati Bell means business. The business market offers significant avenues for growth. Half of Cincinnati Bell's revenues now come from products sold to businesses.

Customers want total value

Business and residential customers alike know value. We live and work in a very value-conscious area. Our strategy to satisfy every facet of customer demand with value-added custom packages is another advantage for Cincinnati Bell.



DSL Subscribers
(in thousands)
100
75
50
25
0
17
38
61
75
100
1999
2000
2001
2002
2003





Converging on opportunities

Running our business to deliver total service

We face the marketplace with a customer-focused organization in which all product and service lines converge under one executive. This helps keep the priority where it belongs—on the customer. While we report operating results by lines of business, we drive results by focusing on customer needs, no matter what product or service area is involved.

More and more, the key to our success lies in blending products and services in packages that completely satisfy the customer.

Wireline operations

Complete Connections®, our value-added services package, added 24,000 subscribers during the year, bringing its total number of subscribers to 312,000. Consumer penetration of Complete Connections® now stands at 44 percent. Custom Connections℠, our suite of customized packages that includes local, long distance, wireless and DSL, added 55,000 subscribers, increasing its subscribership to 9 percent in its first year of existence. DSL, as well, experienced continued strong growth, as we added 25,000 subscribers and finished with a 10-percent penetration, double that of many of our peers.

Wireless operations

We maintain a very strong wireless franchise in the Greater Cincinnati area, with new potential for growth. Anticipating the launch of the GSM/GPRS network in October 2003, we managed Cincinnati Bell Wireless (CBW) for




Cincinnati Bell
Cincinnati Bell





hrough organizational focus

cash flow" for much of the year, targeting acquisition of highly profitable prepaid subscribers that involve low acquisition cost and whose usage characteristics require little capital investment.

We then accelerated the acquisition of subscribers in the fourth quarter as we launched the new network. For 2003, CBW reported revenue of $260 million, down 3 percent from 2002. CBW ended the year with 474,000 total subscribers, an increase of 1 percent versus the prior year. Postpaid churn remained low at 1.8 percent.

Wireless plays a key role in our bundling strategy—it's something cable telephony providers just don't offer. Twenty-eight percent of our wireless customers receive their service as part of a package, bundled with other services. Even more, 72 percent of our Cincinnati wireless customers are billed through their telephone bill.

Customers also appreciate that Cincinnati Bell is still the only major wireless provider that does not require a contract. They know we earn their trust on a daily basis.

Any Distance operations

Long distance is an integral part of our custom package strategy and therefore a key to defending our customer base. Market share for Cincinnati Bell Any Distance, our retail voice long distance offering, was industry-leading again, at 71 percent in the consumer market and 45 percent in the business market.




Dayton
Hamilton
Lebanon
NETWORK AVAILABILITY
2003
Panasonic





Understanding what counts

Helping students to claim their place in the future, Cincinnati Bell volunteers tutor inner-city youth at Robert A. Taft Information Technology High School, an innovative public school made possible by support from Cincinnati Bell.

Experiencing Taft

At Cincinnati Bell, we believe very strongly in focused personal involvement—applying sweat equity—to enhance our local community. The intent is not entirely altruistic, because we want to nurture in our neighborhoods and marketplace a replenishing source of employees and customers. Many of us could see that the local school system was having a difficult time in doing that, so we focused our energies on Taft High School.

Cincinnati Bell and Cincinnati Public Schools have joined forces to change the face of public education locally. The partnership has created a strong technology high school. The Robert A. Taft Information Technology High School provides students access to a cutting-edge technology curriculum, internships, scholarships and job opportunities made possible by Cincinnati Bell and our technology partners.

Most importantly, we give of ourselves, putting the time in to make a difference. Many Cincinnati Bell employees volunteer as tutors and mentors in one-on-one relationships with students to provide academic, social and emotional support.





n our jobs, in our community and in our lives

This commitment to community is widely shared throughout the company. In 2003, we organized sponsors to put a marching band and drumline back on the field. For the third year in a row, more than 1,000 volunteers consisting of Cincinnati Bell employees and family worked side-by-side with Taft students and staff to make more than $70,000 worth of renovations to the school.

Connecting to community

For 130 years, our people have been working hard to make Greater Cincinnati a "great place to call home." From our leading-edge technology and award-winning customer service to underwriting educational initiatives and lending a helping hand, we are committed to making our community the very best it can be.

Other strategic community partnerships include our cause-marketing relationship with the Boomer Esiason Foundation, where we donate a dollar for every pre-paid and two dollars for every post-paid wireless activation towards finding a cure for cystic fibrosis. This relationship has fully endowed a research chair at Cincinnati Children's Hospital Medical Center to fight the childhood disease. Also, our relationship with the Anthony Munoz Foundation has helped bring learning and leadership opportunities to thousands of Greater Cincinnati's youth. In addition, Cincinnati Bell's community service group, made up of active and retired employees, is one of the largest volunteer organizations in the region. The group focuses on providing community service on signature projects at participating schools, children's homes, public gardens, nature preserves and animal shelters.


PASSING

as only an innovative leader can

For the third year in a row, J.D. Power and Associates ranked Cincinnati Bell number one in customer satisfaction for residential long distance among mainstream users. We have also been recognized for outstanding local and wireless service. All told, J.D. Power has awarded Cincinnati Bell six highest rankings in various studies of customer satisfaction in the past three years—a testament to our customer focus and the commitment to service excellence that Cincinnati Bell employees bring to the job every day.

#1 in Residential Long Distance Customer Satisfaction—Mainstream Users, Three Years in a Row, #1 in Local Residential Telephone Customer Satisfaction, Two Years in a Row. Highest Overall Satisfaction Among Wireless Telephone Users in Cincinnati.

J.D. Power and Associates 2001-2003 Residential Long Distance Customer Satisfaction Studies℠. 2003 study conducted among 8,560 residential long distance users. Mainstream is defined as an average of less than $30 spent on long distance calls each month. J.D. Power and Associates 2001-2002 Residential Local Telephone Customer Satisfaction Studies℠. Study conducted among 11,422 residential users of local telephone services. J.D. Power and Associates 2002 Wireless Customer Satisfaction Study℠. Study based on responses from 17,659 wireless telephone subscribers in 27 of the top U.S. markets. The Cincinnati market covers: Boone, Campbell, and Kenton counties in Kentucky; Clermont, Dearborn, Hamilton and Warren counties in Ohio. www.jdpower.com



J.D. POWER AND ASSOCIATES
2003 LONG DISTANCE SATISFACTION
MAINSTREAM USERS
PRESENTED TO
CINCINNATI BELL
BY J.D. POWER AND ASSOCIATES

Financial Highlights

(Dollars in Millions)	2003	Year Ended December 31 2002	2001
		(Restated)	(Restated)
Profit and Loss:			
Revenue	$ 1,557.8	$ 2,178.6	$2,252.3
Cost of Products and Services (excluding depreciation of $136.6, $373.9 and $353.4, respectively)	681.5	1,035.6	1,169.3
Selling, General and Administrative Expenses	353.1	502.2	549.6
Depreciation and Amortization	169.7	496.3	554.8
Restructuring, Asset Impairments and Other Charges	6.2	2,238.0	245.4
Gain on Sale of Broadband Assets	336.7	-	-
Operating Income (loss)	*684.0*	*(2,093.5)*	*(266.8)*
Interest Expense and Other Financing Costs	234.2	164.2	168.1
Net Income (loss) Applicable to Common Shareowners	1,321.5	(4,250.7)	(326.0)
Balance Sheet:			
Cash and Equivalents	$ 26.0	$ 44.9	$ 30.0
Property, Plant and Equipment, Net	898.8	867.9	3,059.3
Goodwill Net of Accumulated Amortization	40.9	40.9	2,048.6
Debt, Including Current Portion	2,287.8	2,558.4	2,852.0
Minority Interest	39.7	443.9	435.7
Shareowners' Equity (Deficit)	(679.4)	(2,598.8)	1,645.9

Revenue[1]
(Amounts shown in millions of $)


1200
900
600
300
0
869.6
1,030.6
1,137.3
1,165.8
1,143.2
1999
2000
2001
2002
2003

Operating Income[1]
(Amounts shown in millions of $)


400
300
200
100
0
153.9
222.1
281.0
344.2
335.4
1999
2000
2001
2002
2003

Capital Expenditures[1]
(Amounts shown in millions of $)


300
225
150
75
0
234.8
243.9
176.4
111.0
122.2
1999
2000
2001
2002
2003

[1] These results exclude our Broadband Services operations.



Seeing to business

A letter from the chairman

Cincinnati Bell continues to be one of the nation's most respected and best performing local exchange and wireless providers. The company brings to bear an enviable legacy of unparalleled customer service accentuated by loyal and committed employees.

The truth of the matter is, people in the Greater Cincinnati area feel differently about their phone company than those in other markets, and for good reason. The current business challenge is to sustain that advantage and translate it into profitable growth to pay down the company's debt. I'm pleased to say that progress has been made towards that goal. To be successful in life, one must do more than one thing simultaneously. To that end, in addition to reducing debt, we've taken steps to protect our current market as well as plan for growth.

2003 was a year when the company transitioned from considerable uncertainty to clarity. The purpose is clear, the goals understood and all available resources concentrated on the tasks ahead.

Transparency

Transparency has become an important topic, and an ideal, throughout corporate America. It is nothing new to Cincinnati Bell. As you can see by this report, the company has always believed in providing investors with a candid and transparent view to its financial situation and prospects. In addition, we are proud of our long history of corporate integrity and strive to nurture a culture which promotes honesty and forthrightness.

There's another kind of transparency the company also believes in strongly: the transparency of information flow between the management team and the Board. There's a candid and forthright relationship here that is exemplary. Board meetings are more like working sessions than presentations, with a healthy give and take. The respect management shows for the independent insight and guidance of the Board is commendable.

Clarity

2003 was a year when the company transitioned from considerable uncertainty to clarity. The purpose is clear, the goals understood and all available resources concentrated on the tasks ahead. Cincinnati Bell is once again in control of its own destiny. The company has the management and business strategy, and most importantly, the dedicated employees who will grow, develop and thrive, whatever the cost, whatever the circumstance and whatever the environment.



Phillip R. Cox
Chairman of the Board



Meeting the customer challenge

A letter to our shareholders from the CEO





In 2003 we made it absolutely clear that our top priority would be to de-lever the balance sheet. I'm proud to say our people have made great strides against that over the year, reducing net debt* in 2003 by $666 million, or 23 percent. We continue to generate cash flow and pay down debt with the ultimate goals of increasing our operating flexibility and creating value for you, our shareholders.

Throughout the year, our employees have remained focused on three things: improving margins, retaining customers and driving further penetration of our products and services.

Blending services to meet convergent needs

We provide unparalleled customer service, and that helps win customers and keep our customers loyal. Importantly, we also provide custom packages to nearly half of our households, and we continue to grow that number. Consumer penetration of our flagship Complete Connections® now stands at 44 percent, and Custom Connections℠ in its first year grew to 9 percent.

Meeting multiple needs with a single and attractively priced offer, we wrap people up in a relationship that really works for them.

Defending the franchise

Given the circumstances, we have done quite well to maintain and sustain the strength of our core business. We face serious competitive challenges to our access line position, including wireless substitution and cable telephony. VoIP (Voice over Internet Protocol) technology has advanced far enough to begin to pose a credible threat to the traditional access line business.

We are adept at protecting share and growing profitability despite threats. Our success in this can be attributed directly to how fast and skillfully we bring advanced services to market and how we package or bundle services to create winning value propositions.

We continue to generate cash flow and pay down debt with the ultimate goals of increasing our operating flexibility and creating value for you, our shareholders.

Most phone companies have lost access lines to UNE-P (unbundled network element platform), a regulatory arbitrage mechanism where competitors are allowed by law to come in, buy services at about half the retail rate and resell them. If you look at the industry, companies such as Bell South, Verizon and SBC have lost on the order of 10 percent of their lines to UNE-P.

We have not lost one of those lines in our territory to date–not one.

The reason is that the companies that typically use UNE-P to expand their offerings, long distance competitors, simply do not have relationships with customers in our territory because we have secured a 71 percent consumer share of long distance. Our long distance offering has grown to be a bulwark against threats and a key component in our packaged offerings.

The threat from cable telephony will be more difficult to fend off. We have the strategy and initiatives to do so. What separates Cincinnati Bell from all our competition is our ability to create custom packages across a wide array of products and services. We like to call this "our right to win." One need only look at the "You Add, We Subtract" campaign that we have been running in early 2004 to see how proactive and aggressive we will be in defending our core business.

Serving the total customer

We continue to maximize monthly revenue per household—up 3 percent to $75 at year end—mitigating the impact of access line loss. We have kept our access line loss to 2.6 percent, nearly half of the industry norm. These losses are somewhat offset by DSL gains, which grew to nearly 100,000 subscribers and 10 percent access line penetration.



Any Distance Lines
(In thousands)


600
450
300
150
0
53
365
534
555
539
1999
2000
2001
2002
2003

And while our focus remains on paying down debt, we are still making critical investments to build our competitive profile and anticipate customer needs. In October 2003 we launched our new GSM/GPRS wireless network, giving customers access to an exciting new array of wireless handsets and data services, while also providing additional capacity for new customer growth. In the run-up to the launch, we purposefully did not aggressively pursue more customers for our TDMA network. This decision has kept our wireless growth in check. We expect that the launch of aggressive new offers in early 2004 will unleash new demand and fuel growth. We began to see this growth in the fourth quarter of 2003, as we added 13,000 subscribers, 154 percent more than in the fourth quarter of 2002.

Our strong financial performance continues to reflect vigilant attention to customer service that helps to preserve our existing revenue streams, as well as disciplined cost management in a challenging telecom market. Continued focus on activities that drive cash flow and margin performance will be the hallmark of our company as we move forward in our efforts to further reduce our debt.

Where customers belong

Cincinnati Bell has a great legacy, and our hard-working employees are dedicated to carrying that forward, whatever the challenges ahead.

As a business, we will maintain an unwavering focus on de-levering the balance sheet. We will continue to make investments in customer acquisition in order to ensure the defense of our core business. As members of the Greater Cincinnati and Dayton communities, all of us will continue to play an integral, leading role where we work and live. And as a customer-focused force, we will continue to deliver exceptional service, and help to ensure that Cincinnati Bell remains the phone company where people truly feel at home.



John F. Cassidy
President and Chief Executive Officer

We are adept at protecting share and growing profitability despite threats. Our success in this can be attributed directly to how fast and skillfully we bring advanced services to market and how we package or bundle services to create winning value propositions.

Continuing a legacy of strong results

A letter from the CFO

Management has the discipline to control spending and continue solid cash flow performance. We can use our cash flow to pay down debt, which increases the operating flexibility of the company and drives returns for the shareholder.

Our business continues to provide a strong financial base, having grown revenue 56 percent[3] in the last five years, while setting industry standards for margin performance and capital efficiency.

In 2003, our first priority became paying down debt. Following the sale of the broadband assets, finalized in the second quarter, our remaining businesses continued to steadily generate cash. We produced cash flow of $92 million and completed two debt exchanges for common stock, reducing net debt by $666 million, or 23 percent. I am also pleased to report that we have contained costs and driven profitability in order to help fund important initiatives like the launch of our GSM/GPRS network, while continuing our heritage of providing excellent customer service.

For the year, Cincinnati Bell reported revenue of $1,558 million, operating income of $684 million, and net income of $1,332 million, or $5.36 per diluted share. Excluding special items, operating income was $365 million and net income was $100 million, or $0.48 per diluted share.

We have all the tools to chip away at the leverage of the company. Management has the discipline to control spending and continue solid cash flow performance. We can use our cash flow to pay down debt, which increases the operating flexibility of the company and drives returns for the shareholder. In this sense, we have the characteristics of a leveraged buyout, even though we are publicly traded. Over time, the debt-to-equity ratio can improve dramatically, assuming we continue to run the business well, maintain the value of the enterprise and de-lever as we go.

Brian A. Ross
Chief Financial Officer





[3] Excluding Broadband Services operations.

Selected Financial Data

(Dollars in Millions, Except Per Share Amounts)	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)	
Operating Data					
Revenue	$ 1,557.8	$ 2,178.6	$ 2,252.3	$ 1,970.2	$ 1,044.1
Cost of services and products, selling, general and administrative, depreciation and amortization	1,204.3	2,034.1	2,273.7	1,979.4	935.0
Restructuring, asset impairments and other[a]	6.2	2,238.0	245.4	(0.8)	10.9
Gain on sale of broadband assets[h]	(336.7)	-	-	-	-
Operating income (loss)	684.0	(2,093.5)	(266.8)	(8.4)	98.2
Minority interest expense (income)[g]	42.2	57.6	51.3	44.1	(2.7)
Interest expense and other financing costs[b]	234.2	164.2	168.1	163.6	61.6
Loss (gain) on investments[c]	-	10.7	(11.8)	356.3	-
Income (loss) from continuing operations before discontinued operations, extraordinary items and cumulative effect of change in accounting principle	1,246.0	(2,449.2)	(345.2)	(406.3)	9.8
Net income (loss)	$ 1,331.9	$(4,240.3)	$ (315.6)	$ (380.2)	$ 31.4
Earnings (loss) from continuing operations per common share[d]					
Basic	$ 5.44	$ (11.27)	$ (1.64)	$ (1.96)	$ 0.06
Diluted	$ 5.02	$ (11.27)	$ (1.64)	$ (1.96)	$ 0.05
Dividends declared per common share	$ -	$ -	$ -	$ -	$ 0.20
Weighted average common shares outstanding (millions)					
Basic	226.9	218.4	217.4	211.7	144.3
Diluted	253.3	218.4	217.4	211.7	150.7
Financial Position					
Property, plant and equipment, net	$ 898.8	$ 867.9	$ 3,059.3	$ 2,978.6	$ 2,510.9
Total assets[e]	2,073.5	1,452.6	6,279.4	6,478.6	6,505.4
Long-term debt[b]	2,274.5	2,354.7	2,702.0	2,507.0	2,136.0
Total debt[b]	2,287.8	2,558.4	2,852.0	2,521.0	2,145.2
Total long-term obligations[f]	2,394.5	2,966.3	3,264.5	3,105.0	3,158.3
Minority interest[g]	39.7	443.9	435.7	433.8	434.0
Shareowners' equity (deficit)[e]	(679.4)	(2,598.8)	1,645.9	2,018.4	2,132.8
Other Data					
Cash flow provided by operating activities	$ 310.6	$ 192.6	$ 259.5	$ 328.4	$ 314.3
Cash flow provided by (used in) investing activities	(42.8)	192.4	(534.6)	(851.9)	(641.0)
Cash flow provided by (used in) financing activities	(286.7)	(370.1)	267.2	480.6	397.2
Capital expenditures	126.4	175.9	648.5	843.7	381.0

(a) See Note 1, 5, and 6 of Notes to Consolidated Financial Statements in the Form 10-K.
(b) See Note 8 of Notes to Consolidated Financial Statements in the Form 10-K.
(c) See Note 7 of Notes to Consolidated Financial Statements in the Form 10-K.
(d) See Note 13 of Notes to Consolidated Financial Statements in the Form 10-K.
(e) See Note 1 and 5 of Notes to Consolidated Financial Statements in the Form 10-K.
(f) Total long-term obligations comprise long-term debt, other non-current liabilities that will be settled in cash, redeemable preferred stock and the BRCOM Preferred Stock, which is classified as minority interest in the Consolidated Financial Statements in the Form 10-K.
(g) See Note 10 of Notes to Consolidated Financial Statements in the Form 10-K.
(h) See Note 3 of Notes to Consolidated Financial Statements in the Form 10-K.

The Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Form 10-K. The information contained in the table above has been recast to give effect to the sale of substantially all of the assets of Cincinnati Bell Directory and the assets of Cincinnati Bell Supply. Refer to Note 17 of the Notes to Consolidated Financial Statements for a detailed discussion of the reporting of discontinued operations.

The financial information in this document is in summary form. The complete financial statements and notes are contained in the company's Annual Report on Form 10-K for the year ended December 31, 2003. A complete copy of the company's Form 10-K has been delivered to each shareholder along with this Summary Annual Report and it is filed with the Securities and Exchange Commission. The Form 10-K should be read in conjunction with this Summary Annual Report. In that 2003 Form 10-K, the company restated certain of its prior period financial results to reflect the revised accounting treatment of a particular broadband network construction contract entered into in 2000. The summary financial information in this Summary Annual Report incorporates the effect of that restatement.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Millions of Dollars, Except Per Share Amounts)	Year Ended December 31 2003	2002	2001
		(Restated)	(Restated)
Revenue	$ 1,557.8	$ 2,178.6	$ 2,252.3
Costs, expenses, gains and losses			
Cost of services and products (excluding depreciation of $136.6, $373.9 and $353.4, respectively, included below)	681.5	1,035.6	1,169.3
Selling, general and administrative	353.1	502.2	549.6
Depreciation	169.1	471.0	441.2
Amortization	0.6	25.3	113.6
Restructuring charges (credits)	(2.6)	37.1	93.4
Asset impairments and other charges (credits)	8.8	2,200.9	152.0
Gain on sale of broadband assets	(336.7)	-	-
Total costs, expenses, gains and losses	873.8	4,272.1	2,519.1
Operating income (loss)	684.0	(2,093.5)	(266.8)
Minority interest expense	42.2	57.6	51.3
Equity loss in unconsolidated entities	-	-	4.0
Interest expense and other financing costs	234.2	164.2	168.1
Loss (gain) on investments	-	10.7	(11.8)
Other income, net	9.6	0.5	20.4
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	417.2	(2,325.5)	(458.0)
Income tax expense (benefit)	(828.8)	123.7	(112.8)
Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	1,246.0	(2,449.2)	(345.2)
Income from discontinued operations, net of taxes of $0.0, $119.7, $16.3, respectively	-	217.6	29.6
Income (loss) before cumulative effect of change in accounting principle	1,246.0	(2,213.6)	(315.6)
Cumulative effect of change in accounting principle, net of taxes of $47.5, $5.9 and $0.0, respectively	85.9	(2,008.7)	-
Net income (loss)	1,331.9	(4,240.3)	(315.6)
Preferred stock dividends	10.4	10.4	10.4
Net income (loss) applicable to common shareowners	$ 1,321.5	$ (4,250.7)	$ (326.0)
Net income (loss)	$ 1,331.9	$ (4,240.3)	$ (315.6)
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on interest rate swaps	4.5	2.9	(7.4)
Unrealized loss on investments	-	-	(85.9)
Unrealized gain on cash flow hedges	-	-	17.0
Reclassification adjustment - investments and gain on cash flow hedges	-	-	(17.0)
Additional minimum pension liability adjustment	7.0	(6.0)	(0.1)
Total other comprehensive income (loss)	11.5	(3.1)	(93.4)
Comprehensive income (loss)	$ 1,343.4	$ (4,243.4)	$ (409.0)
Basic earnings (loss) per common share			
Income (loss) from continuing operations	$ 5.44	$ (11.27)	$ (1.64)
Income from discontinued operations, net of taxes	-	1.00	0.14
Cumulative effect of change in accounting principle, net of taxes	0.38	(9.20)	-
Net income (loss) per common share	$ 5.82	$ (19.47)	$ (1.50)
Diluted earnings (loss) per common share			
Income (Loss) from continuing operations	$ 5.02	$ (11.27)	$ (1.64)
Income from discontinued operations, net of taxes	-	1.00	0.14
Cumulative effect of change in accounting principle, net of taxes	0.34	(9.20)	-
Net income (loss) per common share	$ 5.36	$ (19.47)	$ (1.50)
Weighted average common shares outstanding (millions)			
Basic	226.9	218.4	217.4
Diluted	253.3	218.4	217.4

Consolidated Balance Sheets

(Millions of Dollars, Except Per Share Amounts)	As of December 31 2003	2002
		(Restated)
Assets		
Current assets		
Cash and cash equivalents	$ 26.0	$ 44.9
Restricted cash	-	7.0
Receivables, less allowances of $20.2 and $53.0	140.5	240.1
Materials and supplies	33.6	32.2
Deferred income tax benefits, net	42.4	46.8
Prepaid expenses and other current assets	16.9	23.8
Total current assets	259.4	394.8
Property, plant and equipment, net	898.8	867.9
Goodwill	40.9	40.9
Other intangible assets, net	47.2	47.8
Deferred income tax benefits, net	696.9	-
Other noncurrent assets	130.3	101.2
Total assets	$ 2,073.5	$ 1,452.6
Liabilities and Shareowners' Deficit		
Current liabilities		
Current portion of long-term debt	$ 13.3	$ 203.7
Accounts payable	64.5	129.4
Current portion of unearned revenue and customer deposits	41.5	118.9
Accrued taxes	43.7	84.4
Accrued restructuring	15.7	41.1
Dividends payable	2.6	30.9
Other current liabilities	125.5	141.2
Total current liabilities	306.8	749.6
Long-term debt, less current portion	2,274.5	2,354.7
Unearned revenue, less current portion	11.9	306.0
Deferred income tax liabilities	-	72.7
Accrued pension and postretirement benefits	75.1	64.9
Other noncurrent liabilities	44.9	59.6
Total liabilities	2,713.2	3,607.5
Minority interest	39.7	443.9
Commitments and contingencies		
Shareowners' Deficit		
6 3/4% Cumulative Convertible Preferred Stock, 2,357,299 shares authorized, 155,250 (3,105,000 depository shares) issued and outstanding at December 31, 2003 and 2002	129.4	129.4
Common shares, $.01 par value; 480,000,000 shares authorized; 252,429,313 and 226,598,844 shares issued; 244,561,211 and 218,690,375 outstanding at December 31, 2003 and 2002	2.5	2.3
Additional paid-in capital	2,940.7	2,365.1
Accumulated deficit	(3,604.2)	(4,936.1)
Accumulated other comprehensive loss	(2.3)	(13.8)
Common shares in treasury, at cost: 7,868,102 and 7,908,469 shares at December 31, 2003 and 2002	(145.5)	(145.7)
Total shareowners' deficit	(679.4)	(2,598.8)
Total liabilities and shareowners' deficit	$ 2,073.5	$ 1,452.6

Consolidated Statements of Cash Flows

(Millions of Dollars)	2003	2002	2001
		Year Ended December 31	
		(Restated)	(Restated)
Cash flows from operating activities			
Net income (loss)	$ 1,331.9	$ (4,240.3)	$ (315.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Cumulative effect of change in accounting principle, net of tax	(85.9)	2,008.7	-
Gain on sale of broadband assets	(336.7)	-	-
Gain from sale discontinued operations, net of taxes	-	(211.8)	-
Depreciation	169.1	471.0	441.2
Amortization	0.6	25.3	113.6
Asset impairments and other charges (credits)	8.8	2,200.9	152.0
Increase (decrease) in tax valuation allowance	(946.9)	1,110.7	38.8
Provision for loss on receivables	25.0	55.6	88.4
Non-cash interest expense	88.7	47.4	37.0
Minority interest expense	42.2	57.6	51.3
Equity loss in unconsolidated entities	-	-	4.0
Loss (gain) on investments, net	-	10.7	(11.8)
Deferred income tax benefit	117.7	(946.6)	(136.3)
Tax benefits from employee stock option plans	0.6	2.5	19.5
Income from insurance de-mutualization	-	-	(19.7)
Non-cash amount of gain on capital lease modification	(8.3)	-	-
Other, net	0.2	0.7	6.2
Changes in operating assets and liabilities			
Decrease (increase) in receivables	1.0	(29.9)	(67.7)
(Increase) decrease in prepaid expenses and other current assets	3.4	(0.9)	3.4
Decrease in accounts payable	(28.2)	(59.8)	(66.6)
(Decrease) increase in accrued and other current liabilities	(18.8)	(54.0)	53.4
Decrease in unearned revenue	(49.9)	(198.0)	(87.4)
Increase in other assets and liabilities, net	(3.9)	(50.3)	(41.0)
Net cash used in discontinued operations	-	(6.9)	(3.2)
Net cash provided by operating activities	310.6	192.6	259.5
Cash flows from investing activities			
Capital expenditures	(126.4)	(175.9)	(648.5)
Proceeds from sale of investments	3.8	23.3	115.4
Proceeds from sale of broadband assets	82.7	-	-
Purchase of equity securities	-	-	(1.5)
Other, net	(2.9)	-	-
Proceeds from the sale of discontinued operations	-	345.0	-
Net cash provided by (used in) investing activities	(42.8)	192.4	(534.6)
Cash flows from financing activities			
Issuance of long-term debt	1,390.0	151.0	508.0
Repayment of long-term debt	(1,585.1)	(470.0)	(203.3)
Short-term borrowings (repayments), net	(5.5)	(6.9)	2.4
Debt issuance costs	(80.4)	(9.2)	(2.6)
Purchase of Cincinnati Bell shares for treasury and employee benefit plans	-	(0.6)	-
Issuance of common shares – exercise of stock options	2.2	0.8	22.5
Minority interest and preferred stock dividends paid	(7.9)	(35.2)	(59.8)
Net cash provided (used in) by financing activities	(286.7)	(370.1)	267.2
Net increase (decrease) in cash and cash equivalents	(18.9)	14.9	(7.9)
Cash and cash equivalents at beginning of period	44.9	30.0	37.9
Cash and cash equivalents at end of period	$ 26.0	$ 44.9	$ 30.0

Business Segment Information

(Dollars in Millions)	2003	2002	$ Change 2003 vs. 2002	% Change 2003 vs. 2002	2001	$ Change 2002 vs. 2001	% Change 2002 vs. 2001
					(Restated)		
Local Revenue							
Local service	$ 466.4	$ 468.1	$ (1.7)	-	$ 465.3	$ 2.8	1 %
Network access	202.4	204.1	(1.7)	(1)%	205.3	(1.2)	(1)%
Other services	151.6	160.9	(9.3)	(6)%	154.1	6.8	4 %
Total revenue	820.4	833.1	(12.7)	(2)%	824.7	8.4	1 %
Operating costs and expenses:							
Cost of services and products	260.0	261.8	(1.8)	(1)%	271.1	(9.3)	(3)%
Selling, general and administrative	133.5	139.5	(6.0)	(4)%	134.7	4.8	4 %
Depreciation	125.7	146.7	(21.0)	(14)%	140.3	6.4	5 %
Restructuring	4.5	(0.5)	5.0	n/m	12.1	(12.6)	n/m
Asset impairments and other charges	0.6	0.3	0.3	100 %	-	0.3	n/m
Total operating costs and expenses	524.3	547.8	(23.5)	(4)%	558.2	(10.4)	(2)%
Operating income	$ 296.1	$ 285.3	$ 10.8	4 %	$ 266.5	$ 18.8	7 %
Operation margin	36.1 %	34.2 %		+2 pts	32.3 %		+2 pts
Wireless Revenue							
Service	$ 246.4	$ 253.3	$ (6.9)	(3)%	$ 239.0	$ 14.3	6 %
Equipment	13.1	13.9	(0.8)	(6)%	15.4	(1.5)	(10)%
Total revenue	259.5	267.2	(7.7)	(3)%	254.4	12.8	5 %
Operating costs and expenses:							
Cost of services and products	110.5	119.5	(9.0)	(8)%	131.5	(12.0)	(9)%
Selling, general and administrative	50.0	47.3	2.7	6 %	56.9	(9.6)	(17)%
Depreciation	38.3	30.6	7.7	25 %	25.3	5.3	21 %
Amortization	0.5	0.7	(0.2)	(29)%	3.0	(2.3)	(77)%
Total operating costs and expenses	199.3	198.1	1.2	1 %	216.7	(18.6)	(9)%
Operating income (loss)	$ 60.2	$ 69.1	$ (8.9)	(13)%	$ 37.7	$ 31.4	83 %
Operating margin	23.2 %	25.9 %		(3) pts	14.8 %		+11 pts
Other Revenue	$ 81.1	$ 82.8	$ (1.7)	(2)%	$ 79.0	$ 3.8	5 %
Operating costs and expenses:							
Cost of services and products	54.1	63.4	(9.3)	(15)%	58.8	4.6	8 %
Selling, general and administrative	14.8	15.8	(1.0)	(7)%	21.6	(5.8)	(27)%
Depreciation	2.0	1.8	0.2	11 %	1.8	-	-
Amortization	0.1	0.1	-	-	-	0.1	100 %
Restructuring	-	-	-	n/m	0.5	(0.5)	n/m
Asset impairments and other charges	3.6	-	3.6	n/m	-	-	n/m
Total operating costs and expenses	74.6	81.1	(6.5)	(8)%	82.7	(1.6)	(2)%
Operating income (loss)	6.5	1.7	4.8	n/m	(3.7)	5.4	n/m
Operating margin	8.0 %	2.1 %		+6 pts	(4.7)%		+7 pts
Broadband Revenue							
IT consulting	$ 95.3	$ 143.7	$ (48.4)	(34)%	$ 141.3	$ 2.4	2 %
Broadband transport	159.3	461.6	(302.3)	(65)%	466.5	(4.9)	(1)%
Switched voice services	111.9	335.9	(224.0)	(67)%	383.1	(47.2)	(12)%
Data and Internet	80.5	132.9	(52.4)	(39)%	121.9	11.0	9 %
Network construction and other services	1.7	1.3	0.4	31 %	56.8	(55.5)	(98)%
Total revenue	448.7	1,075.4	(626.7)	(58)%	1,169.6	(94.2)	(8)%
Costs, expenses, gains and losses:							
Cost of services and products	296.2	655.6	(359.4)	(55)%	775.3	(119.7)	(15)%
Selling, general and administrative	144.5	308.3	(163.8)	(53)%	332.2	(23.9)	(7)%
Depreciation	2.5	291.1	(288.6)	(99)%	273.4	17.7	6 %
Amortization	-	24.8	(24.8)	(100)%	110.7	(85.9)	(78)%
Restructuring	(11.0)	32.6	(43.6)	n/m	73.9	(41.3)	(56)%
Asset impairments and other charges	4.6	2,200.6	(2,196.0)	n/m	152.0	2,048.6	n/m
Gain on sale of broadband assets	(336.7)	-	(336.7)	n/m	-	-	n/m
Total costs, expenses, gains and losses	100.1	3,513.0	(3,412.9)	(97)%	1,717.5	1,795.5	n/m
Operating income (loss)	$ 348.6	$(2,437.6)	$ 2,786.2	n/m	$ (547.9)	(1,889.7)	n/m
Operating margin	77.7 %	n/m		n/m	(46.8)%		n/m

Board of Directors

Board Members

Bruce L. Byrnes (2, 4*)
Vice Chairman of the Board and President–Global Beauty, Global Feminine and Global Health Care, The Procter & Gamble Company

John F. Cassidy (Jack) (3)
President and Chief Executive Officer, Cincinnati Bell Inc.

Phillip R. Cox (1, 2, 3*, 4)
Chairman of the Board, Cincinnati Bell Inc.; President and Chief Executive Officer, Cox Financial Corporation

Karen M. Hoguet (1)
Senior Vice President and Chief Financial Officer, Federated Department Stores, Inc.

Daniel J. Meyer (1*, 2, 3)
Meyer Ventures; retired Chairman and Chief Executive Officer, Milacron, Inc.

Michael G. Morris (2, 4)
Chairman, President and CEO, American Electric Power

Carl Redfield (1, 4)
Senior Vice President–Worldwide Manufacturing/Logistics, Cisco Systems, Inc.

David B. Sharrock (2*, 3)
Consultant; retired Executive Vice President and Chief Operating Officer, Marion Merrell Dow Inc.

John M. Zrno (1, 4)
Retired President and Chief Executive Officer, IXC Communications, Inc.

Committees
(1) Audit & Finance
(2) Compensation
(3) Executive
(4) Governance & Nominating
* Committee Chair

Front row (left to right): Karen M. Hoguet, Michael G. Morris, Bruce L. Byrnes, and David B. Sharrock;
Back row: John M. Zrno, John F. Cassidy, Carl Redfield, Daniel J. Meyer, and Phillip R. Cox.



Leadership Team Cincinnati Bell Inc.



Charles R. Burke
Vice President
Information Technology

Gerald A. Sparkman
Vice President
Six Sigma CPI and
Strategic Sourcing





Brian G. Keating
Vice President
Human Resources
and Administration

Mary E. McCann
Senior Vice President
Internal Controls





Michael W. Callaghan
Senior Vice President
Corporate Development

Christopher J. Wilson
Vice President
and General Counsel





Dennis P. Hinkel
Senior Vice President
Network and Operations

David A. Korb
Vice President
and General Manager
Business Markets





Cori G. Rothenbach
Vice President
eCommerce

Officers of Cincinnati Bell Inc.[2]

John F. Cassidy
President and Chief Executive Officer

Brian A. Ross
Chief Financial Officer

Michael W. Callaghan
Senior Vice President, Corporate Development

Mary E. McCann
Senior Vice President, Internal Controls

Christopher J. Wilson
Vice President and General Counsel

Mark W. Peterson
Vice President, Treasurer

Brian G. Keating
Vice President, Human Resources
and Administration

Gary A. Cornett
Vice President, Controller

Amy K. Collins
Corporate Secretary

Michael S. Vanderwoude
Vice President, Investor Relations
and Corporate Communications

[2] As of March 22, 2004

Shareholder Information

Annual meeting

The annual meeting of shareholders will be held at 11:00 a.m. (EDT) on Friday, April 23, 2004, in the Grand Ballroom at The Phoenix, 812 Race Street, Cincinnati, Ohio 45202.

Cincinnati Bell information

Cincinnati Bell's common stock is traded on the New York Stock Exchange under the symbol "CBB". For the latest information about Cincinnati Bell and your Cincinnati Bell investment, you can contact us in three ways:

Online: Visit our website at www.cincinnatibell.com. In the Investor Relations section, you can sign up for immediate email delivery of Cincinnati Bell news, view and print an electronic copy of the annual report, find financial reports, including the Form 10-K, 10-Q and quarterly earning reports, listen to conference calls, retrieve stock prices, review frequently asked questions and send us one of your own.

By phone: Individual investors may also contact us via our Shareholder Information Line at (800) 345-6301.

By U.S. Mail: Cincinnati Bell Inc. Investor Relations, 201 East Fourth Street, Suite 102-725, Cincinnati, Ohio 45202.

Investor Relations contact

Michael Vanderwoude
VP Investor Relations and
Corporate Communications
(513) 397-7685

Your Cincinnati Bell share account

Computershare, our transfer agent and registrar, maintains account records for registered shareholders. Cincinnati Bell employees do not have access to those records. Please contact Computershare with questions about your current holdings, stock transfers, lost certificates, address changes or related matters. If your shares are held in trust or by an investment firm, please contact your trustee or investment firm representative.

Transfer agent and register

Computershare Investor Services, LLC
Shareholder Services
7550 Lucerne Drive, Suite 103
Cleveland, Ohio 44130
(888) 294-8217
www.computershare.com

Stock purchase plan

Registered shareholders may purchase additional common shares for cash up to $5,000 monthly without commissions or service charges. Contact Computershare at the telephone number or address above for a plan prospectus and application.

Use of Non-GAAP Financial Measures

The company has presented certain information regarding net debt in the preceding discussion because the company believes net debt provides a useful measure of a company's liquidity and financial health. Net debt is defined by the company as short-term and long-term debt in addition to BRCOM preferred stock (as applicable) offset by cash and cash equivalents. A detailed reconciliation of the company's net debt to comparable GAAP financial measures is posted on the company's website at www.cincinnatibell.com, under the Investor Relations tab.

The company has presented certain information regarding cash flow in the preceding discussion because the company believes cash flow provides a useful measure of a company's operational performance, liquidity and financial health. Cash flow is defined by the company as SFAS 95 cash provided by (used in) operating, financing and investing activities, less changes in restricted cash in operating activities, issuance and repayment of long-term debt in financing activities, short-term borrowings (repayments) in financing activities and proceeds from the sale of discontinued operations and assets in investing activities. Cash flow should not be considered as an alternative to net income (loss), operating income (loss), cash flow from operating activities, or the change in cash on the balance sheet and may not be comparable with cash flow as defined by other companies. A detailed reconciliation of the company's cash flow to comparable GAAP financial measures is posted on the company's website at www.cincinnatibell.com, under the Investor Relations tab.

These non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. They are presented because Cincinnati Bell Inc. management uses this information when evaluating the company's results of operations and cash flow and believes that this information provides the users of the financial statements with an additional and useful comparison of the company's current results of operations and cash flows with past and future periods.

Safe Harbor Note

Note: Information included in this summary annual report contains forward-looking statements that involve potential risks and uncertainties. Cincinnati Bell's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, Cincinnati Bell's ability to maintain its market position in communications services, general economic trends affecting the purchase of telecommunication services, world and national events that may affect the ability to provide services, changes in the regulatory environment and its ability to develop and launch new products and services. More information on potential risks and uncertainties is available in the company's recent filings with the Securities and Exchange Commission, including Cincinnati Bell's annual Form 10-K report, Quarterly Form 10-Q reports, Forms 8-K, and Forms S-4 and S-3 Registration Statements.

Cincinnati Bell℠



201 East Fourth Street
P.O. Box 2301
Cincinnati, Ohio 45202
513.397.9900
www.cincinnatibell.com